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                                                  OMB Number           3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person(FN*)

   Prometheus Senior Quarters LLC(1)
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   (Last)               (First)                 (Middle)

   c/o Lazard Freres Real Estate Investors L.L.C.
       30 Rockefeller Plaza, 63rd Floor

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                                    (Street)
    New York            New York                10020

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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Kapson Senior Quarters Corp. (KPSQ)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   02/98

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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ x ]   Form filed by More than One Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date           ------------     Amount      or     Price   (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

[FN]
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Stock Option        $14.50(2) 02/23/98 J       See(2)  See(2) 02/23/98 02/23/99  Common 4,150,000 See(2)   4,150,000 D and I  See(3)
(Call)                                         below.  below.                    Stock            below.                      below.
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
Explanation of Responses:

(1) This Form 4 is also filed on behlf of LF Strategic Realty Investors II L.P. and Lazard Freres Real Estate Investors L.L.C.
(2) Pursuant to a Stockholders Agreement, dated as of September 30, 1997 (the "Agreement"), between Prometheus Senior Quarters LLC ("Prometheus") and certain stockholders (the "Stockholders") of Kapson Senior Quarters Corp. (the "Company"), the Stockholders granted Prometheus an option (the "Option") to purchase 3,849,999 shares of the Common Stock, $.01 par value per share, of the Company (the "Shares") beneficially owned by the Stock-holders. On October 14, 1997, the Agreement was amended and the number of Shares covered by the Option was increased to include 300,001 shares over which the Stockholders had dispositive power pursuant to a power of attorney. On February 23, 1998, the Agreement was again amended and the price at which Prometheus may purchase the Shares pursuant to the Option was decreased from $16.00 to $14.50 per share.
(3) Prometheus Senior Quarters LLC is the direct beneficial owner of the Stock Option. LF Strategic Realty Investors II L.P., as the sole member of Prometheus Senior Quarters LLC, may be deemed beneficial owner of the Stock Option owned by Prometheus Senior Quarters LLC. Lazard Freres Real Estate Investors L.L.C. is the general partner of LF Strategic Realty Investors
    II L.P. However, this Form 4 shall not be deemed an admission that either of LF Strategic Realty Investors II L.P. or Lazard Freres Real Estate Investors, L.L.C. is the beneficial owner of the Stock Option covered by this statement.



Signature of Reporting Person(s)

Prometheus Senior Quarters LLC            LF Strategic Realty Investors II L.P.
By:  Lazard Freres Real Estate            By:  Lazard Freres Real Estate
     Investors L.L.C.                          Investors L.L.C.

By: /s/ Murry N. Gunty   March 9, 1998    By: /s/ Murry N. Gunty   March 9, 1998
   -------------------                        ------------------
   Murry N. Gunty                            Murry N. Gunty
   Principal                                 Principal


Lazard Freres Real Estate Investors L.L.C.


By: /s/ Murry N. Gunty   March 9, 1998
   -------------------
   Murry N. Gunty
   Principal




[FN]
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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